Filed by Graphic Packaging International Corporation
            pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities and Exchange Act of 1934
            Subject Company:  Graphic Packaging International
                              Corporation
            Commission File No. 333-104928






       (GPC Logo)                   (Riverwood Logo)



May 8, 2003

To:  All Graphic Packaging and Riverwood Employees

When we announced the merger between Graphic Packaging and Riverwood International, we committed to employees of both companies that we would provide continuing communication to keep you apprised of important developments. This README is the first in a series of such communications.

We have decided to name the new company "Graphic Packaging International, Inc.," for which we are now developing a new logo and branding policy. We considered a number of possible corporate names, including Riverwood, but finally determined that Graphic Packaging is best known in those market segments where each company has been focusing on future growth. We will continue utilizing the Riverwood name in the beverage business for the foreseeable future.

On May 1, 2003, we filed with the Securities and Exchange Commission a document called a form S-4, which reflects how our combined companies will look financially after the merger. After this document is approved by the SEC, a prospectus and proxy statement will be sent to all Graphic Packaging shareholders seeking approval of the merger.

In the S-4 document, we also identified key leadership positions, which are as follows.

Jeff Coors, currently Chairman and CEO of Graphic Packaging, will
become the Executive Chairman of the Board.   I will be President
and CEO of the Company.

David  Scheible  will  serve  as  Executive  Vice  President   of
Commercial  Operations  for the new company.   Currently  COO  of
Graphic Packaging, Dave will lead worldwide converting, machinery and laminating capabilities in his new role.

Steve Saucier of Riverwood will continue in his role as Senior Vice President of Paperboard Operations for the combined company. In addition to his current responsibility for the West Monroe and Macon mills, Steve will assume leadership for the Kalamazoo, Michigan mill. In his expanded role, Steve will continue to work at the North American Operations Center in Marietta, Georgia.



Employee Letter
Page 2


Wayne Juby of Riverwood will continue in his role as Senior Vice President of Human Resources for the newly combined company. In addition to the day-to-day leadership of our global human resources organization, Wayne will work with our external labor contacts and continue to lead our public affairs initiatives. He will also continue to work from the Marietta, Georgia office.

Dan Blount, currently CFO of Riverwood International, and Luis Leon, currently CFO of Graphic Packaging will continue in their respective roles until the merger is complete. After that happens, Dan will serve as Senior Vice President of Integration for the combined company. Luis Leon will leave the organization in pursuit of other opportunities. A search for a new CFO for the combined company has been initiated and is expected to conclude in the near future.

We have begun a search for a new Senior Vice President and General Counsel and expect to conclude it early in the third quarter.

Bob  Simko  of  Riverwood  will continue  in  his  role  as  Vice
President  of  Supply Chain Operations in the  combined  company.
His efforts initially will be to integrate the new supply chain and maximize every savings opportunity presented.

Likewise,  Dwight Kennedy of Graphic Packaging will  continue  in his  role  as Vice President Continuous Improvement  in  the  new
organization.   Riverwood's  TQS activity  will  be  consolidated
under Dwight.

Dave Hubbard will complete his assignment as Vice President Corporate Sales and will leave the company to pursue other opportunities. We greatly appreciate Dave's service to Riverwood and his efforts during the due diligence phase and other merger-related activities.

My direct reports have begun the process of determining the appropriate organization structure for their operating/functional areas. We are keenly aware of everyone's desire to know how this merger will affect them personally. I am anticipating that this next level of organizational design will be finished by the end of May, and we will continue to provide you with updates as appropriate.

As a final note, I want to emphasize that successfully integrating our companies after the merger will require a lot of hard work from all of us - both before and after the merger is officially "completed." Together, we can create a dynamic new company that will have the scale, technologies and rich product portfolio to enhance our strong relationships our customers around the world. I also want to express my deep appreciation for everyone's efforts so far and look forward to a successful transition.


Steve Humphrey
President and Chief Executive Officer




                    Additional Information

In connection with the proposed transaction, Riverwood filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus of Graphic Packaging and Riverwood and other relevant documents. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the preliminary proxy statement/prospectus and other relevant documents filed with the SEC free of charge at the SEC's website at www.sec.gov. In addition, copies of the preliminary proxy statement/prospectus and other documents filed by Graphic Packaging or Riverwood with the SEC with respect to the proposed transaction may be obtained free of charge by directing a request to either: Graphic Packaging International Corporation, 4455 Table Mountain Drive, Golden, Colorado 80403, Attention: Gard Edgarton, telephone:
1-877-608-2635, fax: 1-303-273-1571; or Riverwood International
Corporation, 3350 Riverwood Parkway, Suite 1400, Atlanta, Georgia 30339, Attention: Dan Blount, telephone: 1-770-644-3000, fax:
1-770-644-2935.

                 Participants in Solicitation

     Graphic Packaging and Riverwood and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Graphic Packaging's shareholders in connection with the proposed transaction. Information concerning Graphic Packaging's directors and executive officers is set forth in Graphic Packaging's proxy statement dated March 31, 2003, for the 2003 Annual Meeting of Shareholders, filed by Graphic Packaging with the SEC. Information concerning Riverwood's directors and executive officers is set forth in the annual report on Form 10-K for the year ended December 31, 2002 filed by Riverwood with the SEC. Shareholders may obtain additional information regarding the interests of such persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Graphic Packaging's stockholders in connection with the proposed transaction by reading the proxy statement/prospectus. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.